FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Announces Q109 Results, dated May 4, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: May 4, 2009

By: /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release: Radware Announces Q109 Results, dated May 4, 2009.

CONTACTS

Chief Financial Officer Radware Ltd.

Meir Moshe,

+ 972-3766-8610

Corporate Communications

Joyce Anne Shulman

+1 201 785 3209

joyceannes@radware.com

For Immediate Release

RADWARE LTD. ANNOUNCES Q109 RESULTS

* Quarterly revenues of $20.5 million

* GAAP loss per share $0.32, Non-GAAP loss per share $0.12

TEL AVIV, ISRAEL.; May 4, 2009 — Radware (NASDAQ: RDWR), the leading provider of integrated application delivery solutions for business-smart networking, today reported quarterly revenues of $20.5 million for the first quarter of 2009. This represents a decrease of 8% compared with revenues of $22.2 million for the first quarter of 2008

Net loss on a GAAP basis for the first quarter of 2009 was $6.1 million or $0.32 per diluted share, including $2.5 million of acquisition related expenses. Net loss for the first quarter of 2008 was $8.3 million or $0.42 per diluted share.

Net loss on a Non-GAAP basis for the first quarter of 2009 was $2.2 million or $0.12 per diluted share, compared with a net loss of $6.3 million or $0.32 per diluted share in the first quarter of 2008.

At the end of the first quarter of 2009, the company’s overall cash position including cash, short-term and long-term bank deposits and marketable securities amounted to $114.1 million.

On March 31st, 2009 Radware completed the acquisition of assets pertaining to Nortel’s [TSX: NT, OTC: NRTLQ] Layer 4-7 Application Delivery Business for the amount of $18 million in cash. Included in the acquisition are Nortel’s application delivery products, certain related intellectual property assets, fixed assets, inventory, other intangible assets, as well as service contracts and warranty obligations, in addition to a number of employees related to this business.

“This quarter we continued our progress towards profitability. That coupled with our continued technological leadership as evident by the recent awards from third parties and the acquisition of Nortel’s Application Delivery business, has provided Radware with solid advancement towards a key leadership position in the market place,” stated Roy Zisapel, CEO Radware. “

During the quarter ended March 31, 2009, Radware released the following significant announcements:

o

Radware Receives INTERNET TELEPHONY® Magazine’s 11th Annual
Product of the Year Award

o

CMS customers benefit from Radware's cutting-edge technologies to guarantee critical business continuity

o

Radware Nominated for Network Computing Magazine's Load Balancing Product of the Year

o

Radware DefensePro Security Solution Named as Finalist for Two Info Security Products Guide Awards

o

Radware Enables Mobile Service Providers to Control and Optimize Network and Service Deployments

o

Radware Enters into Agreement to Acquire Nortel’s Layer 4-7 Application Delivery Business

o

Radware’s New DefensePro Offers Customers Increased ‘Immunity’ with over 12 Gbps to Fight Cybercrime and Next Generation Data Center Attacks

o

Radware Completes Acquisition of Nortel’s Layer 4-7 Application Delivery Business

Company management will host a quarterly investor conference call at 8:45 AM EDT on May 4, 2009. The call will focus on financial results for the quarter ending March 31, 2009, and certain other matters related to the Company’s business.

The conference call will be webcast on May 4, 2009 at 8:45 AM EST in the “listen only” mode via the Internet at: http://www.radware.com/Company/InvestorRelations/default.aspx and will be available for replay during the next 30 days.

Please use the following dial-in numbers to participate in the first quarter 2009 call:

Participants in the US call: Toll Free 1 800 230-1059

International participants call: +1 612 332-0637

About Radware

Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for more than 6,000 enterprises and carriers worldwide. With APSolute™, Radware’s comprehensive and award-winning suite of intelligent front end, access, and security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business smart”. For more information, please visit www.radware.com.

###

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with SFAS 123R, amortization of intangible assets and acquisition-related expenses. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching and Network Security industry, changes in demand for Application Switching and Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended March 31, 2008	For the Three months ended March 31, 2009
	(Unaudited)	(Unaudited)

Revenues	22,165	20,495
Cost of revenues	4,596	4,182
Gross profit	17,569	16,313
Operating expenses:
Research and development	7,298	5,828
Selling and marketing	17,260	11,944
General and administrative	2,417	4,539
Total operating expenses	26,975	22,311
Operating loss	(9,406)	(5,998)
Financial income, net	1,303	97
Loss before income taxes	(8,103)	(5,901)
Income taxes	(227)	(204)
Net loss	(8,330)	(6,105)

Basic and diluted net loss per share	$(0.42)	$(0.32)
Weighted average number of shares used to compute basic and diluted net loss per share	19,701,258	18,906,493

Reconciliation of GAAP to Non-GAAP Financial Information
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended March 31, 2008	For the Three months ended March 31, 2009

GAAP net loss	(8,330)	(6,105)
Stock-based compensation expenses, included in:
Cost of revenues	29	21
Research and development	409	297
Selling and marketing	638	493
General and administrative	668	493
	1,744	1,304
Amortization of intangible assets included in:
Cost of revenues	188	93
Selling and marketing	39	39
Income taxes	41	-
	268	132

Acquisition related expenses	-	2,485
Non-GAAP net loss	(6,318)	(2,184)
Non-GAAP diluted net loss per share	$(0.32)	$(0.12)
Weighted average number of shares used to compute Non-GAAP diluted net loss per share	19,701,258	18,906,493

Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2008	March 31, 2009

Current assets
Cash and cash equivalents	28,065	28,756
Available-for-sale marketable securities	60,731	39,785
Trade receivables, net	13,348	12,761
Other receivables and prepaid expenses	2,046	3,014
Inventories	6,712	8,523
	110,902	92,839
Long-term investments
Available-for-sale marketable securities	45,112	45,547
Severance pay funds	1,995	1,837
	47,107	47,384

Property and equipment, net	11,693	11,786

Other assets
Goodwill and other intangible assets	15,762	43,831

Total assets	185,464	195,840

Current liabilities
Trade payables	4,646	4,501
Deferred revenues, other payables and accrued expenses	23,964	34,062
	28,610	38,563

Long-term liabilities	8,792	14,887

Shareholders’ equity
Share capital	465	464
Additional paid-in capital	185,985	187,289
Accumulated other comprehensive loss	(873)	(1,517)
Treasury stock, at cost	(17,619)	(17,845)
Accumulated deficit	(19,896)	(26,001)
Total shareholders’ equity	148,062	142,390

Total liabilities and shareholders' equity	185,464	195,840

(*) The allocation of the purchase price in relation with the acquisition of Nortel's Layer 4-7 Application Delivery Business,   included in the balance sheet as of March 31, 2009, is based on preliminary valuation of the intangible assets acquired and liabilities assumed.